CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11—Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended
	Mar. 30, 2007	Mar. 31, 2006
BASIC:
Net Income	$45,099	$39,947

Weighted average shares outstanding	65,570	64,478

Basic earnings per share	$0.69	$0.62

DILUTED:
Net Income	$45,099	$39,947
After-tax interest cost of convertible debt	922	921

Net Income plus assumed debt conversion	$46,021	$40,868

Weighted average shares outstanding	65,570	64,478
Dilutive effect of convertible debt	3,226	3,226
Incremental shares under stock option plans	1,228	845

Adjusted weighted average shares outstanding	70,024	68,549

Diluted earnings per share	$0.66	$0.60